Exhibit 99
MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

                                PRESS RELEASE
          MAGNA ANNOUNCES THIRD QUARTER AND YEAR TO DATE RESULTS

November 4, 2004, Aurora, Ontario, Canada...Magna International Inc.
TSX: MG.A, MG.B; NYSE: MGA) today reported financial results for the third quarter and nine month period ended September 30, 2004.



    -------------------------------------------------------------------------
                                 THREE MONTHS ENDED      NINE MONTHS ENDED
                                    SEPTEMBER 30,           SEPTEMBER 30,
                              ----------------------- -----------------------
                                  2004        2003        2004        2003
                              ----------- ----------- ----------- -----------

    Sales                     $    4,784  $    3,566  $   15,000  $   10,722

    Net income(1)             $      137  $       48  $      514  $      381

    Net income from continuing
     operations(1),(2)        $      137  $      122  $      514  $      448

    Diluted earnings per
     share(1)                 $     1.55  $     0.44  $     5.31  $     3.82

    Diluted earnings per share
     from continuing
     operations(1),(2)        $     1.55  $     1.21  $     5.31  $     4.52

    -------------------------------------------------------------------------

    (1) Net income, net income from continuing operations, diluted earnings per share and diluted earnings per share from continuing operations have been prepared in accordance with Canadian generally accepted accounting principles.

    (2) Net income from continuing operations and diluted earnings per share from continuing operations reflect the disclosure of Magna Entertainment Corp. ("MEC") as discontinued operations until August 29, 2003. On September 2, 2003, we distributed 100% of the Class A Subordinate Voting and Class B Shares of MI Developments Inc. ("MID"), which includes our former controlling interest in MEC, to our shareholders of record as of August 29, 2003.

        For more information see notes 3 and 4 to the third quarter unaudited interim consolidated financial statements attached.

    -------------------------------------------------------------------------

            All results are reported in millions of U.S. dollars,
                          except per share figures.

    -------------------------------------------------------------------------


    THREE MONTHS ENDED SEPTEMBER 30, 2004
    -------------------------------------

    We posted sales of $4.8 billion for the third quarter ended September 30, 2004, an increase of 34% over the third quarter of 2003. The higher sales level in the third quarter of 2004 reflects increases of 16% in North American average dollar content per vehicle and 69% in European average dollar content per vehicle over the comparable quarter in 2003. The increase in average dollar content per vehicle in North America relates primarily to the launch of new programs during or subsequent to the third quarter of 2003, the strengthening of the Canadian dollar against the U.S. dollar, acquisitions completed during or subsequent to the third quarter of 2003, and increased content and/or production on certain programs. These increases were partially offset by the impact of lower vehicle production volumes on certain programs and customer price concessions. The increase in average dollar content per vehicle in Europe relates primarily to the launch of new programs during or subsequent to the third quarter of 2003, in particular the launch of complete vehicle assembly programs at Magna Steyr, the strengthening of the euro and British pound, each against the U.S. dollar, and increased content and/or production on certain programs. These increases were partially offset by plant dispositions and customer price concessions. During the third quarter of 2004, North American vehicle production decreased approximately 1% and European vehicle production increased approximately 2%, each from the comparable quarter in 2003.

    We earned net income from continuing operations for the third quarter ended September 30, 2004 of $137 million, representing an increase over the comparable quarter of 12% or $15 million. Of the $15 million increase in net income from continuing operations, $6 million relates to the impairment loss recorded in the third quarter of 2003 related to certain real estate properties of MID. Net income for the third quarter ended September 30, 2004 was also $137 million.

    Diluted earnings per share from continuing operations for the third quarter of 2004 were $1.55, an increase of 28% or $0.34 over the third quarter of 2003. Of the $0.34 increase in diluted earnings per share, $0.18 is attributable to an $18 million foreign exchange gain on the redemption of our preferred securities in September 2004, and $0.06 relates to the impairmen loss recorded in the third quarter of 2003 related to certain real estate properties of MID. Diluted earnings per share for the third quarter of 2004 were also $1.55.

    During the third quarter ended September 30, 2004, we generated
$317 million of cash from operations before changes in non-cash operating assets and liabilities, and invested $72 million in non-cash operating assets and liabilities. Total investment activities for the third quarter of 2004 were $566 million, including $353 million to purchase subsidiaries, $211 million in fixed asset additions, and a $2 million increase in other assets.

    NINE MONTHS ENDED SEPTEMBER 30, 2004
    ------------------------------------

    We posted sales of $15.0 billion for the nine months ended September 30, 2004, an increase of 40% over the comparable period in 2003. The higher sales level for the nine months ended September 30, 2004 reflects increases of 19% in North American average dollar content per vehicle and 80% in European average dollar content per vehicle over the comparable period in 2003. The increase in average dollar content per vehicle in North America relates primarily to the launch of new programs during or subsequent to the first nine months of 2003, the strengthening of the Canadian dollar against the U.S. dollar and acquisitions completed during or subsequent to the first nine months of 2003. These increases were partially offset by lower vehicle production volumes on certain programs and customer price concessions. The increase in average dollar content per vehicle in Europe relates primarily to the launch of new programs during or subsequent to the first nine months of 2003, in particular the launch of complete vehicle assembly programs at Magna Steyr, the strengthening of the euro and British pound, each against the U.S. dollar, and higher content and/or production on certain programs. These increases were partially offset by plant dispositions and customer price concessions. During the nine months ended September 30, 2004, North American vehicle production was essentially unchanged and European vehicle production increased approximately 2%, each from the comparable period in 2003.

    We earned net income from continuing operations for the nine months ended September 30, 2004 of $514 million, representing an increase over the comparable period of 15% or $66 million. Of the $66 million increase in net income from continuing operations, $6 million relates to the impairment loss recorded in the third quarter of 2003 related to certain real estate properties of MID. Net income for the nine months ended September 30, 2004 was also $514 million.

    Diluted earnings per share from continuing operations were $5.31 for the nine months ended September 30, 2004, representing an increase over the comparable period of 17% or $0.79 per share. Of the $0.79 increase, $0.18 is attributable to an $18 million foreign exchange gain on the redemption of our preferred securities recorded in the third quarter of 2004, and $0.06 relates to the impairment loss recorded in the third quarter of 2003 related to certain real estate properties of MID. Diluted earnings per share for the nine months ended September 30, 2004 were also $5.31.

    During the nine months ended September 30, 2004, we generated
$1.1 billion of cash from operations before changes in non-cash operating assets and liabilities, and $84 million from non-cash operating assets and liabilities. Total investment activities for the nine months ended
September 30, 2004 were $983 million, including $531 million in fixed asset additions, $417 million to purchase subsidiaries, and a $35 million increase in other assets.

    Mark Hogan, Magna's President, commented: "We posted solid third quarter results, despite a challenging industry environment. While our earnings have benefited from recent successful launches, we continue to make substantial investments for future vehicle programs that should drive sales and earnings in future years."

    A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2004 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and Notes thereto which are attached to this press release.

    OTHER MATTERS
    -------------

    Our Board of Directors today declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the fiscal quarter ended September 30, 2004. The dividend of U.S.$0.38 per share is payable on December 15, 2004 to shareholders of record on November 30, 2004.

    We also announced today pending changes to our stock symbols on the Toronto Stock Exchange ("TSX"). Commencing November 15, 2004, the Class A Subordinate Voting Shares of Magna International Inc. will trade under the stock symbol "MG.SV.A", and the Class B Shares will trade under the stock symbol "MG.MV.B". These changes result from a new symbol convention adopted by the TSX. The stock symbol, "MGA", for the Class A Subordinate Voting Shares on the New York Stock Exchange is not affected by these changes.

    2004 OUTLOOK
    ------------

    All amounts below exclude the impact of potential acquisitions.

    We expect full year 2004 average dollar content per vehicle to be between $620 and $627 in North America and between $560 and $565 in Europe. Further, we have assumed 2004 vehicle production volumes will be approximately
15.9 million units in North America and approximately 16.2 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, we expect our sales for the full year 2004 to be between $20.3 billion and $20.6 billion, compared to 2003 sales of $15.3 billion. We expect the higher sales this year to result in earnings growth for full year 2004. In addition, we expect that full year 2004 spending for fixed assets will be in the range of $825 million to $850 million.

    Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Our products include:
Automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.

    Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Thursday, November 4, 2004 at 5:00 p.m. EST. The conference call will be co-chaired by Mark T. Hogan, President and Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-377-5794. The number for overseas callers is 1-416-641-6677. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be on our website Thursday afternoon prior to the call.

    For further information, please contact Vincent J. Galifi or Louis Tonelli at 905-726-7100.

    For teleconferencing questions, please call 905-726-7103.
    -------------------------------------------------------------------------

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the risks associated with the automotive industry and include those items listed in the attached Management's Discussion and Analysis of Results of Operations and Financial Position. In addition, for a more detailed discussion, reference is made to the risks, assumptions, uncertainties and other factors set out in our Annual nformation Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.
    -------------------------------------------------------------------------



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
    (Unaudited)
    (United States dollars in millions, except per share figures)

                                    Three months ended    Nine months ended
                                       September 30,         September 30,
                                  --------------------- ---------------------
                            Note       2004       2003       2004       2003
    -------------------------------------------------------------------------
                                             (restated             (restated
                                                note 2)               note 2)

    Sales                         $   4,784  $   3,566  $  15,000  $  10,722
    -------------------------------------------------------------------------

    Cost of goods sold                4,126      2,981     12,816      8,866
    Depreciation and
     amortization                       150        131        425        369
    Selling, general and
     administrative            9        281        244        872        728
    Interest income, net                 (5)        (3)        (7)       (10)
    Equity income                        (1)        (3)       (10)       (10)
    -------------------------------------------------------------------------
    Operating income                    233        216        904        779
    Other loss                 3          -         (6)         -         (6)
    -------------------------------------------------------------------------
    Income from continuing
     operations before
     income taxes and
     minority interest                  233        210        904        773
    Income taxes                         84         74        326        266
    Minority interest                    12         14         64         59
    -------------------------------------------------------------------------
    Net income from
     continuing operations              137        122        514        448
    Net loss from
     discontinued
     operations - MEC        3,4          -        (74)         -        (67)
    -------------------------------------------------------------------------
    Net income                    $     137  $      48  $     514  $     381
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on
     Preferred Securities
     and other paid-in
     capital                      $      (5) $      (5) $     (15) $     (15)
    Foreign exchange gain
     on redemption of
     Preferred Securities      5         18          -         18          -
    -------------------------------------------------------------------------
    Net income available
     to Class A Subordinate
     Voting and Class B
     Shareholders                       150         43        517        366
    Retained earnings,
     beginning of period              2,681      2,825      2,390      2,570
    Dividends on Class A
     Subordinate Voting
     and Class B Shares                 (37)       (32)      (107)       (96)
    Distribution of
     MID shares                3          -       (552)         -       (552)
    Adjustment for change
     in accounting policy
     related to asset
     retirement obligation     2          -          -         (6)        (4)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                $   2,794  $   2,284  $   2,794  $   2,284
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share from
     continuing operations:
      Basic                       $    1.55  $    1.22  $    5.35  $    4.54
      Diluted                     $    1.55  $    1.21  $    5.31  $    4.52
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share:
      Basic                       $    1.55  $    0.45  $    5.35  $    3.84
      Diluted                     $    1.55  $    0.44  $    5.31  $    3.82
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid
     per Class A
     Subordinate Voting
     or Class B Share             $    0.38  $    0.34  $    1.10  $    1.02
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of
     Class A Subordinate
     Voting and Class B
     Shares outstanding
     during the period
     (in millions):
      Basic                            96.8       95.9       96.6       95.7
      Diluted                          97.4       96.5       97.3       96.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (United States dollars in millions)

                                    Three months ended    Nine months ended
                                       September 30,         September 30,
                                  --------------------- ---------------------
                            Note       2004       2003       2004       2003
    -------------------------------------------------------------------------
                                             (restated             (restated
                                                note 2)               note 2)
    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income from
     continuing operations        $     137  $     122  $     514  $     448
    Items not involving
     current cash flows                 180        188        610        513
    -------------------------------------------------------------------------
                                        317        310      1,124        961
    Changes in non-cash
     operating assets
     and liabilities                    (72)      (379)        84       (606)
    -------------------------------------------------------------------------
                                        245        (69)     1,208        355
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (211)      (188)      (531)      (499)
    Purchase of subsidiaries   6       (353)        (8)      (417)        (8)
    Decrease in investments               3          5          6          9
    Increase in other assets             (2)       (53)       (35)      (117)
    Proceeds from disposition             3         15         22         25
    -------------------------------------------------------------------------
                                       (560)      (229)      (955)      (590)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Net issues of debt         6        262        119        210        111
    Redemption of
     Preferred Securities      5       (300)         -       (300)         -
    Preferred Securities
     distributions                       (6)        (7)       (19)       (20)
    Issue of subordinated
     debentures by
     subsidiaries                         -          -          -         66
    Repayments of
     debentures' interest
     obligations                         (2)        (1)        (5)        (4)
    Issues of Class A
     Subordinate Voting Shares            -         32         26         38
    Issues of shares
     by subsidiaries                      3          1         13         13
    Dividends paid to
     minority interests                  (5)        (4)       (14)       (11)
    Dividends                           (37)       (51)      (107)      (115)
    -------------------------------------------------------------------------
                                        (85)        89       (196)        78
    -------------------------------------------------------------------------

    Effect of exchange
     rate changes on cash
     and cash equivalents                43        (11)        16        103
    -------------------------------------------------------------------------

    Net increase (decrease) in
     cash and cash equivalents
     during the period                 (357)      (220)        73        (54)
    Cash and cash equivalents,
     beginning of period              1,958      1,287      1,528      1,121
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                $   1,601  $   1,067  $   1,601  $   1,067
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (United States dollars in millions)

                                                  September 30,  December 31,
                                            Note          2004          2003
    -------------------------------------------------------------------------
                                                                   (restated
                                                                      note 2)
    ASSETS
    Current assets
    Cash and cash equivalents                        $   1,601     $   1,528
    Accounts receivable                                  3,166         2,615
    Inventories                                          1,411         1,116
    Prepaid expenses and other                             134           112
    -------------------------------------------------------------------------
                                                         6,312         5,371
    -------------------------------------------------------------------------
    Investments                                            127           127
    Fixed assets, net                                    3,740         3,313
    Goodwill, net                              6           691           505
    Future tax assets                                      147           181
    Other assets                               6           249           317
    -------------------------------------------------------------------------
                                                     $  11,266     $   9,814
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                          7     $     153     $     298
    Accounts payable                                     3,130         2,471
    Accrued salaries and wages                             440           368
    Other accrued liabilities                              357           244
    Income taxes payable                                    26            19
    Long-term debt due within one year                      78            35
    -------------------------------------------------------------------------
                                                         4,184         3,435
    -------------------------------------------------------------------------
    Deferred revenue                                        67            80
    Long-term debt                           6,7           724           267
    Debentures' interest obligation                         37            41
    Other long-term liabilities                            253           230
    Future tax liabilities                                 256           230
    Minority interest                         13           666           613
    -------------------------------------------------------------------------
                                                         6,187         4,896
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                             10
      Class A Subordinate Voting Shares
       (issued: 95,846,793;
        December 31, 2003 - 95,310,518)                  1,610         1,587
      Class B Shares
       (convertible into Class A
        Subordinate Voting Shares)
       (issued: 1,094,733;
        December 31, 2003 - 1,096,509)                       -             -
    Preferred Securities                       5             -           277
    Other paid-in capital                                   73            68
    Contributed surplus                        9            15             3
    Retained earnings                                    2,794         2,384
    Currency translation adjustment                        587           599
    -------------------------------------------------------------------------
                                                         5,079         4,918
    -------------------------------------------------------------------------
                                                     $  11,266     $   9,814
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Commitments and contingencies (note 12)

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted)
    -------------------------------------------------------------------------


    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in U.S. dollars following Canadian generally accepted accounting principles, as well as following the accounting policies as set out in the 2003 annual consolidated financial statements, except those accounting changes set out in note 2.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2004 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2004 and 2003.

    2.  ACCOUNTING CHANGES

        (a) Stock-Based Compensation

            In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). The revised standard requires the use of the fair value method for all stock-based compensation paid to employees. As permitted by CICA 3870, the Company adopted these new recommendations prospectively effective January 1, 2003. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method (see note 9).

            The impact of this accounting policy change on reported net income and earnings per share for the three-month and nine-month periods ended September 30, 2003 was as follows:

                                                  Three months   Nine months
                                                         ended         ended
                                                  September 30, September 30,
                                                          2003          2003
            -----------------------------------------------------------------
            Increase in selling, general and
             administrative expenses                 $       -   $         2
            -----------------------------------------------------------------
            Reduction of net income                  $       -   $         2
            -----------------------------------------------------------------
            Reduction of earnings per Class A
             Subordinate Voting or Class B Share
              Basic                                  $       -   $      0.02
              Diluted                                $       -   $      0.02
            -----------------------------------------------------------------

        (b) Asset Retirement Obligation

            In December 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 were as follows:

            Increase in fixed assets                               $      13
            Increase in future tax assets                                  2
            -----------------------------------------------------------------

            Increase in other long-term liabilities                $      23
            Decrease in minority interest                                 (1)
            -----------------------------------------------------------------

            Decrease in retained earnings                          $      (6)
            Decrease in currency translation adjustment                   (1)
            -----------------------------------------------------------------

            The impact of this accounting policy change on reported net income for the three-month and nine-month periods ended September 30, 2004 and 2003 was not material.

        (c) Revenue Recognition

            The Company adopted CICA Emerging Issues Committee Abstract
            No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling and engineering services can be accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or net income for the three-month and nine-month periods ended September 30, 2004.

    3.  DISTRIBUTION OF MID SHARES

        On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc. ("MID"), a wholly owned subsidiary of the Company (the "MID distribution"). MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ("MEC"). On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to shareholders of record as of August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

        As required by CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"), the Company recognized a non-cash impairment loss at the date of the distribution equal to the excess of the Company's carrying value of the distributed assets over their fair values on the distribution date. The Company recorded impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

        Immediately prior to the distribution of the MID shares, the Company increased the stated capital of its Class B Shares by way of a transfer from retained earnings of $10 million. On August 29, 2003, the Company recorded the distribution of the MID shares as a reduction of shareholders' equity of $1,492 million, representing Magna's net investment in MID, after the impairment charges described above, plus costs related to the distribution. The distribution was structured as a return of stated capital of the Class A Subordinate Voting and Class B Shares of $939 million and $1 million, respectively. The remaining reduction in shareholders' equity has been recorded as a charge to retained earnings of $552 million.

        In accordance with CICA 3475, the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 (note 4). However, because Magna and its operating subsidiaries continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.

    4.  DISCONTINUED OPERATIONS - MEC

        The Company's revenues and expenses, and cash flows related to MEC are as follows:

        Statements of income:
                                                    Two months  Eight months
                                                         ended         ended
                                                     August 29,    August 29,
                                                          2003          2003
        ---------------------------------------------------------------------

        Sales                                        $      67     $     525
        Costs and expenses                                  84           520
        ---------------------------------------------------------------------
        Operating income (loss)                            (17)            5
        Impairment loss recorded on distribution
         (note 3)                                          (68)          (68)
        ---------------------------------------------------------------------
        Loss before income taxes and minority
         interest                                          (85)          (63)
        Income taxes                                        (7)            3
        Minority interest                                   (4)            1
        ---------------------------------------------------------------------
        Net loss                                     $     (74)    $     (67)
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Statements of cash flows:

                                                    Two months  Eight months
                                                         ended         ended
                                                     August 29,    August 29,
                                                          2003          2003
        ---------------------------------------------------------------------

        Cash provided from (used for):

        OPERATING ACTIVITIES
        Net loss                                     $     (74)    $     (67)
        Items not involving current cash flows              70            92
        ---------------------------------------------------------------------
                                                            (4)           25
        Changes in non-cash operating assets
         and liabilities                                     -            (7)
        ---------------------------------------------------------------------
                                                            (4)           18
        ---------------------------------------------------------------------

        INVESTMENT ACTIVITIES
        Fixed asset additions                              (17)          (45)
        Increase in other assets                            (4)          (16)
        Proceeds from disposition                            1             2
        ---------------------------------------------------------------------
                                                           (20)          (59)
        ---------------------------------------------------------------------

        FINANCING ACTIVITIES
        Net repayment of debt                               (3)          (46)
        Issues of subordinated debentures
         by subsidiary                                       -           145
        ---------------------------------------------------------------------
                                                            (3)           99
        ---------------------------------------------------------------------

        Effect of exchange rate changes on cash
         and cash equivalents                               (3)            3
        ---------------------------------------------------------------------

        Net increase (decrease) in cash and cash
         equivalents during the period                     (30)           61
        Cash and cash equivalents,
         beginning of period                               197           106
        ---------------------------------------------------------------------
        Cash and cash equivalents, end of period     $     167     $     167
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    5.  REDEMPTION OF PREFERRED SECURITIES

        In August 2004, the Company called for redemption all of the Cdn $165 million in outstanding 8.65% Series A Preferred Securities and all of the U.S. $170 million in outstanding 8.875% Series B Cumulative Quarterly Income Preferred Securities (collectively, the "Preferred Securities") for cash on September 30, 2004 and September 21, 2004, respectively. The Preferred Securities were redeemed at a price equal to 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

        On redemption, the Company recognized a foreign exchange gain of $18 million, which was recorded directly in retained earnings. In accordance with the recommendations of the CICA, the foreign exchange gain of $18 million has been recorded as income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

    6.  ACQUISITIONS

        (a) On September 29, 2004, the Company completed the acquisition of the worldwide operations of DaimlerChrysler Corporation's ("DCC") wholly owned subsidiary, New Venture Gear, Inc. ("NVG"). NVG is a leading supplier of transfer cases and other drivetrain products, with 2003 sales of approximately $1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. The business consists of a 1.8 million square foot leased manufacturing facility in Syracuse, New York, a 95,000 square foot manufacturing facility in Roitzsch, Germany, and a leased research & development center and sales office in Troy, Michigan.

            The transaction involved the creation of a new joint venture named New Process Gear, Inc. ("NPG") that acquired the manufacturing assets and now operates the manufacturing facility in Syracuse. Magna currently owns 80% of the NPG joint venture and DCC owns the remaining 20% interest. Magna is consolidating 100% of NPG from the date of closing and accounting for DCC's remaining interest as debt, since such interest will be purchased by Magna at a fixed and predetermined price.

            Total consideration for the acquisition of 100% of NVG amounted to $431 million, subject to post-closing adjustments. The purchase price was satisfied with a combination of $351 million in cash and $80 million in zero-coupon notes payable to DCC, which have a face value of $95 million and are due in December 2008.

            In connection with the NVG acquisition, Magna issued five series of senior unsecured zero-coupon notes with an aggregate issue price of Cdn$365 million ($287 million on issue date) and an aggregate amount due at maturity of Cdn$415 million. The notes, which mature at various dates to December 2008, were sold in Canada on an underwritten private placement basis.

            The excess of the purchase price for NVG over the book value of the net assets acquired of $100 million has been tentatively recorded as goodwill pending finalization of the purchase price allocation.

        (b) On January 2, 2004, Tesma International Inc. ("Tesma"), a subsidiary of the Company, completed the acquisition of Davis Industries Inc. ("Davis"). Davis produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. For the fiscal year ended September 30, 2003, Davis reported sales of approximately $130 million.

            The total consideration for the acquisition of Davis amounted to $75 million, consisting of $45 million paid in cash, which was held in escrow and included in other assets at December 31, 2003 and subsequently released, and $30 million of assumed debt. Goodwill recorded on the acquisition amounted to $42 million.

        (c) During 2004, the Company also completed a number of small acquisitions which include a number of manufacturing facilities and engineering centres. The total consideration for the above noted acquisitions amounted to approximately $102 million, consisting of $69 million paid in cash and $33 million of assumed debt.

        The purchase price allocations for these acquisitions are preliminary and adjustments to the purchase price and related preliminary allocations will occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair value made at the date of purchase.

    7.  DEBT AND COMMITMENTS

        During the three months ended September 30, 2004, Decoma
        International Inc. ("Decoma"), a subsidiary of the Company, replaced its $300 million 364 day revolving credit facility with a $400 million three year term facility maturing September 30, 2007. Accordingly, amounts previously reflected as bank indebtedness have been reclassified to long-term as at September 30, 2004.

    8.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                   Three months ended     Nine months ended
                                       September 30,         September 30,
                                  --------------------- ---------------------
                                       2004       2003       2004       2003
        ---------------------------------------------------------------------

        Defined benefit pension
         plans and other          $       4  $       5  $      14  $      13
        Termination and long
         service arrangements             6          4         13         11
        Retirement medical
         benefits plan                    2          2          6          5
        ---------------------------------------------------------------------
                                  $      12  $      11  $      33  $      29
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    9.  STOCK-BASED COMPENSATION

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million):

                                                       2004
                                     ----------------------------------------
                                        Options outstanding
                                     --------------------------
                                                      Exercise       Options
                                         Options       price(i)  exercisable
                                              No.         Cdn$            No.
            -----------------------------------------------------------------

            Beginning of year          3,046,450         82.31     1,991,950
            Granted                       15,000        105.19             -
            Exercised                   (117,600)        62.63      (117,600)
            Vested                             -             -        43,625
            Cancelled                     (3,000)        97.47             -
            -----------------------------------------------------------------
            March 31                   2,940,850         83.20     1,917,975
            Granted                            -             -             -
            Exercised                   (414,474)        71.43      (414,474)
            Vested                             -             -             -
            Cancelled                          -             -             -
            -----------------------------------------------------------------
            June 30                    2,526,376         85.13     1,503,501
            Granted                      100,000        100.69             -
            Exercised                          -             -             -
            Vested                             -             -        44,375
            Option repricing related
             to MID distribution(b)            -             -             -
            -----------------------------------------------------------------
            September 30               2,626,376         85.72     1,547,876
            -----------------------------------------------------------------
            -----------------------------------------------------------------


                                                       2003
                                     ----------------------------------------
                                        Options outstanding
                                     --------------------------
                                                      Exercise       Options
                                         Options       price(i)  exercisable
                                              No.         Cdn$            No.
            -----------------------------------------------------------------

            Beginning of year          3,377,875         89.19     1,958,375
            Granted                      320,000         93.19             -
            Exercised                    (36,850)        66.55       (36,850)
            Vested                             -             -        65,000
            Cancelled                          -             -             -
            -----------------------------------------------------------------
            March 31                   3,661,025         89.77     1,986,525
            Granted                       40,000         93.17             -
            Exercised                    (64,150)        68.46       (64,150)
            Vested                             -             -         8,000
            Cancelled                   (115,000)       104.08       (42,000)
            -----------------------------------------------------------------
            June 30                    3,521,875         89.73     1,888,375
            Granted                            -             -             -
            Exercised                   (621,025)        74.83      (621,025)
            Vested                             -             -        25,000
            Option repricing related
             to MID distribution(b)            -        (11.98)            -
            -----------------------------------------------------------------
            September 30               2,900,850         80.74     1,292,350
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) The exercise price noted above, represents the weighted average exercise price in Canadian dollars.

        (b) As a result of the dilutive impact of the MID distribution
            (note 3), all issued but unexercised options for Magna Class A Subordinate Voting Shares at September 2, 2003 were adjusted down by Cdn$11.98 in accordance with the adjustment mechanism prescribed by the Toronto Stock Exchange. The adjustment mechanism is intended to ensure that the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options after the MID distribution is not greater than the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock option immediately before the MID distribution.

        (c) Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective
            January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant or modification using the Black-Scholes option pricing model.

            The weighted average assumptions used in measuring the fair value of stock options, the weighted average fair value of options granted or modified and the compensation expense recorded in selling, general and administrative expense are as follows:

                                    Three months ended    Nine months ended
                                       September 30,         September 30,
                                   -------------------- ---------------------
                                       2004       2003       2004       2003
            -----------------------------------------------------------------

            Risk free interest rate   3.70%          -      3.04%      4.25%
            Expected dividend yield   2.00%          -      1.70%      2.12%
            Expected volatility         31%          -        32%        28%
            Expected time until
             exercise               4 years          -    4 years    4 years
            -----------------------------------------------------------------

            Weighted average fair
             value of options
             granted or modified
             in period (Cdn$)     $   24.64  $       -  $   28.64  $   21.17
            -----------------------------------------------------------------

            Compensation expense
             recorded in selling,
             general and
             administrative
             expenses             $       1  $       1  $      14  $       2
            -----------------------------------------------------------------

            During the three-month period ended March 31, 2004, option agreements with certain former employees of the Company were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003.

            If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three-month and nine-month periods ended September 30, 2004 and 2003 would have been as follows:

                                    Three months ended    Nine months ended
                                       September 30,         September 30,
                                   -------------------- ---------------------
                                       2004       2003       2004       2003
            -----------------------------------------------------------------

            Net income as
             reported             $     137  $      48  $     514  $     381
            Pro forma adjustment
             for the fair value of
             stock options granted
             prior to January 1,
             2003                        (1)        (1)         1         (2)
            -----------------------------------------------------------------

            Pro forma net income  $     136  $      47  $     515  $     379
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Pro forma earnings per
             Class A Subordinate
             Voting or Class B
             Share
              Basic               $    1.54  $    0.44  $    5.36  $    3.81
              Diluted             $    1.54  $    0.43  $    5.32  $    3.79
            -----------------------------------------------------------------

        (d) The Company has awarded to certain executives an entitlement to Class A Subordinate Voting Shares of the Company and its public subsidiaries in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death and disability, after an approximate three year holding period, provided certain conditions are met, and are to be released in equal amounts over a ten-year period, subject to forfeiture under certain circumstances. The fair value of the restricted stock grant is amortized to compensation expense from the effective date of the grant to the final vesting date. At September 30, 2004, unamortized compensation expense related to the restricted stock arrangements was $26 million (2003 - $17 million). At September 30, 2004, unamortized compensation expense related to a restricted stock arrangement for an executive of one of the Company's public subsidiaries was $4 million (2003 - nil).

        (e) Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital and the accumulated restricted stock compensation expense less the portion of restricted stock that has been released to the executives and reclassified to share capital. The following is a continuity schedule of contributed surplus:

                                                          2004          2003
            -----------------------------------------------------------------

            Balance, beginning of year               $       3   $         -
            Stock-based compensation expense                12             1
            Exercise of options                             (1)            -
            -----------------------------------------------------------------
            March 31                                        14             1
            Stock-based compensation expense                 -             1
            -----------------------------------------------------------------
            June 30                                  $      14   $         2
            Stock-based compensation expense                 1             1
            -----------------------------------------------------------------
            September 30                             $      15   $         3
            -----------------------------------------------------------------
            -----------------------------------------------------------------

    10. CAPITAL STOCK

        (a) The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at October 29, 2004 were exercised:

            Class A Subordinate Voting and Class B Shares
             outstanding at October 29, 2004                      96,941,526
            Stock options                                          2,626,376
            -----------------------------------------------------------------
                                                                  99,567,902
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures on redemption or maturity.

        (b) The dollar amount of Class A Subordinate Voting Shares has been reduced by $9 million, related to Class A Subordinate Voting Shares that have not been released to certain executives of the Company under a restricted stock arrangement. These shares have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

    11. SEGMENTED INFORMATION

                            Three months ended         Three months ended
                            September 30, 2004         September 30, 2003
                        -------------------------- --------------------------
                                            Fixed                      Fixed
                          Total            assets,   Total            assets,
                          sales   EBIT(i)     net    sales   EBIT(i)     net
    -------------------------------------------------------------------------

    Public Operations
      Decoma
       International
       Inc.             $   639  $    12  $   702  $   574  $    31  $   633
      Intier Automotive
       Inc.               1,278       41      547    1,069       21      510
      Tesma
       International
       Inc.                 322       20      365      255       22      290

    Wholly Owned
     Operations
      Magna Steyr         1,429       52      772      659       13      486
      Other Automotive
       Operations         1,157       76    1,278    1,041       95    1,002

    Corporate and other     (41)      27       76      (32)      31       76
    -------------------------------------------------------------------------
    Total reportable
     segments           $ 4,784  $   228  $ 3,740  $ 3,566  $   213  $ 2,997
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                              Nine months ended          Nine months ended
                             September 30, 2004         September 30, 2003
                        -------------------------- --------------------------
                                            Fixed                      Fixed
                          Total            assets,   Total            assets,
                          sales   EBIT(i)     net    sales   EBIT(i)     net
    -------------------------------------------------------------------------

    Public Operations
      Decoma
       International
       Inc.             $ 2,048  $   105  $   702  $ 1,763  $   140  $   633
      Intier Automotive
       Inc.               4,081      160      547    3,233       94      510
      Tesma
       International
       Inc.               1,025       94      365      803       78      290

    Wholly Owned
     Operations
      Magna Steyr         4,272      156      772    1,703       25      486
      Other Automotive
       Operations         3,701      320    1,278    3,327      334    1,002

    Corporate and other    (127)      62       76     (107)      98       76
    -------------------------------------------------------------------------
    Total reportable
     segments           $15,000  $   897  $ 3,740  $10,722  $   769  $ 2,997
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) EBIT represents operating income before interest income or expense.

    12. COMMITMENTS AND CONTINGENCIES

        (a) On June 10, 2004, Intier Automotive Inc. ("Intier"), a subsidiary of the Company, was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

            - improper use by Intier of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and

            - breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronics business division to the plaintiff in September, 2000.

            The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn$150 million and punitive damages in the amount of Cdn$10 million. Despite the early stages of the litigation, Intier believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.

        (b) The Company and/or its wholly-owned subsidiary Magna Donnelly Corporation ("Magna Donnelly") has recently been named with Ford Motor Company and the Company's subsidiary Intier Automotive Inc. or its subsidiaries ("Intier") as defendants in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina and Florida as a result of Magna Donnelly's role as a supplier to Ford of door handles and Intier's role as a supplier of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Class proceedings in Massachusetts and other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages (in an amount to cover the cost of repairing the vehicles), punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the very early stages and have not been certified by any court. The Company denies these allegations and intends to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court wherever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

    13. SUBSEQUENT EVENTS

        On October 25, 2004, the Company announced that it has made separate proposals to the respective boards of directors of its three public subsidiaries, Intier, Decoma and Tesma, in each case, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent and not conditional on completion of the other transactions. In addition to court approval, each transaction would require the approval of the shareholders of each subsidiary, including by way of a majority of votes cast by holders other than Magna and its affiliates and other insiders.

        Under the proposals, shareholders of Intier, Decoma and Tesma would receive 0.3847, 0.1453 and 0.4388 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier, Decoma and Tesma, respectively. Based on the volume-weighted average trading price ("VWAP") of the Company's Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, the total purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by the Company is approximately
        Cdn$250 million, Cdn$300 million and CDN$700 million for each of Intier, Decoma and Tesma, respectively, or a combined total of approximately Cdn$1.3 billion. Based on the VWAP of the Company's Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, the total purchase price would be satisfied by the issuance of approximately 13.9 million Class A Subordinate Voting Shares of the Company, in the event shareholders of the subsidiaries receive all stock, or approximately 7.1 million Class A Subordinate Voting Shares of the Company and Cdn$625 million in cash, in the event shareholders of the subsidiaries elect to receive the maximum amount of cash.

        In addition to the purchase price, the Company would assume responsibility for the existing stock option agreements of Intier, Decoma and Tesma. If existing stock options were exercised, a maximum of 2.4 million Magna Class A Subordinate Voting Shares would be issued over the life of the option agreements at a weighted average exercise price of approximately Cdn$61.

    14. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.



    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    November 4, 2004
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our", the "Company" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2004, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended December 31, 2003, included in our 2003 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2004 and the audited consolidated financial statements for the year ended December 31, 2003 are both prepared in accordance with Canadian generally accepted accounting principles.

    OVERVIEW
    -------------------------------------------------------------------------

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, South America and Asia. We supply our products and Services through the following global automotive systems groups:

    Public Subsidiaries

    -   Decoma International Inc. ("Decoma")

        - exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components

    -   Intier Automotive Inc. ("Intier")

        -  interior and closure components, systems and modules

    -   Tesma International Inc. ("Tesma")

        - powertrain (engine, transmission, and fuel) components, systems and modules

    Wholly Owned Subsidiaries

    -   Magna Steyr

        - Magna Steyr - complete vehicle engineering and assembly of low volume derivative, niche and other vehicles

        -  Magna Drivetrain(1) - complete drivetrain technologies

    -   Other Automotive Operations

        - Cosma International ("Cosma") - stamped, hydroformed, roll-formed and welded metal body components, assemblies, systems and modules
        - Magna Donnelly - exterior and interior mirror, engineered glass systems, including advanced electronics

    ----------------------
    (1) Magna Drivetrain includes the net assets of New Venture Gear from September 29, 2004 (see "HIGHLIGHTS" below).


    Privatization Proposals

    On October 25, 2004, we announced that we had made proposals to the Boards of Directors of Decoma, Intier and Tesma to acquire all of the outstanding Class A Subordinate Voting Shares of these companies not already owned by us.

    We believe that these transactions will:
    - allow us to be better positioned to meet our customers' needs for larger modules and systems that include two or more of our current operating groups;
    - allow us to fully exploit the vast competencies that exist within Magna, particularly at Magna Steyr;
    - give us the ability to better align our product portfolio where we have similar capabilities in different groups; and
    -   allow us to avoid duplicate investments, particularly in new markets.

    Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent and not conditional on completion of the other transactions. In addition to court approval, each transaction would require the approval of the shareholders of each subsidiary, including by way of a majority of votes cast by holders other than us and our affiliates and other insiders. For more details, please refer to
Note 13 of our unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2004 enclosed elsewhere herein.
    Historically, our Spinco philosophy has provided us numerous benefits, including increased decentralization and autonomy, improved operating flexibility, motivation of senior management and greater accountability and public scrutiny. However, changing industry conditions, in particular, opportunities to supply larger and more complex modules, necessitates a change in our operating structure to remain globally competitive. Although we will no longer be pursuing further spin-offs, our fundamental operating philosophy and culture have not changed. We remain committed to a philosophy of decentralized, autonomous groups and group level long-term incentive arrangements to continue to empower management and motivate employees.

    HIGHLIGHTS
    -------------------------------------------------------------------------

    During the third quarter ended September 30, 2004, we posted strong financial results, including:

    -   Third quarter record sales of $4.8 billion;

    -   Third quarter record operating income of $233 million;

    -   Net income of $137 million; and

    -   Diluted earnings per share of $1.55.

    Other significant developments in the third quarter of 2004 included the following:

    - On September 29, 2004, we completed the acquisition of the worldwide operations of DaimlerChrysler Corporation's ("DCC") wholly owned subsidiary, New Venture Gear, Inc. ("NVG"). NVG is a leading supplier of transfer cases and other drivetrain products in North America, with 2003 sales of approximately U.S.$1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. The business consists of a 1.8 million square foot leased manufacturing facility in Syracuse, New York; a 95,000 square foot manufacturing facility in Roitzsch, Germany; and a leased research & development center and sales office in Troy, Michigan.

        The NVG acquisition is a valuable addition to our Magna Drivetrain group. We believe the drivetrain is a product area that has significant potential for sales growth, both from component outsourcing and eventually larger drivetrain modules. The NVG business will give us the additional capacity and resources to take advantage of these growth opportunities. We also believe that the acquired business has technologies and capabilities that complement those of our existing Magna Drivetrain business.

        The total purchase price for 100% of NVG's business amounted to $431 million, subject to post-closing adjustments. The purchase price was satisfied with a combination of $351 million in cash and $80 million in zero-coupon notes payable to DCC, which have a face value of $95 million and are due in December 2008.

        In connection with the NVG acquisition, we issued five series of unsecured zero-coupon notes with an aggregate issue price of Cdn$365 million ($287 million on issue date) and an aggregate amount due at maturity of Cdn$415 million. The notes, which mature on various dates to December 2008, were sold in Canada on an underwritten private placement basis.

    - During September 2004, we redeemed all of the outstanding 8.65% Series A Preferred Securities and 8.875% Series B Cumulative Quarterly Income Preferred Securities (collectively, the "Preferred Securities") for $300 million in cash. On redemption, an $18 million foreign exchange gain was recorded through retained earnings. Although this foreign exchange gain is not included in net income, it is included in income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------

    A number of trends have had a significant impact on the global automotive industry in recent years, including:

    - increased pressure by automobile manufacturers on automotive components suppliers to reduce their prices and bear additional costs;

    - globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive components suppliers;

    - the evolving role of independent automotive components suppliers and their progression up the "value chain";

    -   increased out-sourcing and modularization of vehicle production;

    - increased prevalence of lower volume "niche" vehicles built off high volume global vehicle platforms; and

    - growth of foreign-based automobile manufacturers in North America and Europe.

    The changing trends in the global automotive industry continue to affect how we manage our operations and how we plan our future strategies.
    In particular, we continue to be pressured by our OEM customers to reduce our prices and bear additional costs. More recently, we have experienced higher raw material costs, particularly for steel. Our earnings will continue to be negatively impacted to the extent that: we are unable to fully offset customer price reductions with productivity improvements and cost savings; and steel prices remain high or we incur additional material price increases and we are unable to pass on the increased costs to our customers.
    We refer you to the MD&A included in our December 31, 2003 Annual Report for a discussion of the more significant trends relating to the global automotive industry over the last few years and the risks that could affect our ability to achieve our desired results.

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Comparative Period Amounts

    European Production Sales

    Our reporting of European production sales has historically included sales related to the complete vehicle assembly business carried out by our Magna Steyr group (see "Magna Steyr" discussion in "SEGMENTS" below). Effective with the first quarter of 2004, European production sales and complete vehicle assembly sales are presented separately. Complete vehicle assembly sales are calculated as follows:

    - where assembly programs are accounted for on a value-added basis, 100% of the selling price to the OEM customer is included in complete vehicle assembly sales; and
    - where assembly programs are accounted for on a full-cost basis, complete vehicle assembly sales include 100% of the selling price to the OEM customer, less intercompany parts purchases made by our assembly divisions. These intercompany purchases are included in European production sales.

    European production sales and complete vehicle assembly sales for the comparative periods have been restated to conform to the current period's presentation. We do not have any complete vehicle assembly sales in North America. European average content per vehicle continues to include both production sales and complete vehicle assembly sales.

    MID Transaction

    On September 2, 2003, we distributed 100% of the outstanding shares of MI Developments Inc. ("MID") to our shareholders (the "MID distribution"). MID owns substantially all of what was previously our automotive real estate and our former controlling interest in Magna Entertainment Corp. ("MEC"). As a result of the MID distribution, we no longer have any ownership interest in MID or MEC. In accordance with the recommendations of the Canadian Institute of Chartered Accountants ("CICA"), our results for all periods prior to August 29, 2003 have been restated to reflect the financial results of MEC as discontinued operations. However, because we continue to occupy the automotive real estate under long term leases with MID, the operations of MID's real estate business are disclosed as continuing operations in our Consolidated financial statements until August 29, 2003.
    As discussed more fully in the audited consolidated financial statements and MD&A for the year ended December 31, 2003, in the third quarter of 2003 we recognized a non-cash impairment loss of $6 million related to certain real estate properties of MID, which has been reflected in net income from continuing operations, and a non-cash impairment loss of $68 million related to MEC, which has been reflected in net income from discontinued operations.

    Average Foreign Exchange

                                 For the                 For the
                               three months            nine months
                              ended Sept. 30,         ended Sept. 30,
                             ----------------         ---------------
                               2004    2003   Change    2004    2003   Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals
     U.S. dollars             0.766   0.725    +  6%   0.753   0.701    +  7%
    1 euro equals
     U.S. dollars             1.223   1.124    +  9%   1.225   1.112    + 10%
    1 British pound equals
     U.S. dollars             1.816   1.609    + 13%   1.821   1.611    + 13%
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of these operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004
    -------------------------------------------------------------------------

    Sales
                                         For the three months
                                          ended September 30,
                                       ------------------------
                                            2004          2003         Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                        3.632         3.657         -   1%
      Europe                               3.724         3.648         +   2%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                      $   608       $   522         +  16%
      Europe                             $   592       $   351         +  69%
    -------------------------------------------------------------------------

    Sales
      North American Production          $ 2,210       $ 1,910         +  16%
      European Production                  1,107           892         +  24%
      European Complete Vehicle Assembly   1,098           387         + 184%
      Tooling, Engineering and Other         369           377         -   2%
    -------------------------------------------------------------------------
      Total Sales                        $ 4,784       $ 3,566         +  34%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total sales reached a third quarter record, increasing by 34% or $1.2 billion to $4.8 billion compared to $3.6 billion for the third quarter of 2003.

    North American Production Sales

    North American production sales increased 16% or $300 million to $2.2 billion for the third quarter of 2004 compared to $1.9 billion for the third quarter of 2003. This increase in production sales reflects a 16% increase in our North American average dollar content per vehicle over the third quarter of 2003, partially offset by a 1% decrease in North American vehicle production volumes from the third quarter of 2003.
    Our average dollar content per vehicle grew by 16% or $86 to $608 for the third quarter of 2004 compared to $522 for the third quarter of 2003. The increase relates primarily to the launch of new programs during or subsequent to the third quarter of 2003, an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, acquisitions completed during or subsequent to the third quarter of 2003, including Tesma's acquisition of Davis Industries Inc. ("Davis") in January 2004, and increased content and/or production on certain programs. These increases were partially offset by the impact of lower vehicle production volumes on certain programs and customer price concessions.
    New programs launched during or subsequent to the third quarter of 2003 include the Chevrolet Equinox, the Chevrolet Colorado and GMC Canyon, the Chevrolet Malibu, the Chrysler 300/300C and Dodge Magnum, the Ford F-150, the Cadillac STS, and the Ford Freestar and Mercury Monterey. Supplementing the new program launches was higher content and/or production on certain programs, including the BMW X5. The programs that experienced lower vehicle production volumes include the General Motors GMT800 program, the Ford Explorer and Mercury Mountaineer, the Jeep Grand Cherokee, the BMW Z4 and the Chevrolet Venture and Pontiac Montana.

    European Production and Complete Vehicle Assembly Sales

    European production and complete vehicle assembly sales increased 72% or $926 million to $2.2 billion for the third quarter of 2004 compared to $1.3 billion for the third quarter of 2003. This increase in sales reflects a 69% increase in our European average dollar content per vehicle combined with a 2% increase in European vehicle production volumes over the third quarter of 2003.
    Our average dollar content per vehicle grew by 69% or $241 to $592 for the third quarter of 2004 compared to $351 for the third quarter of 2003. The increase in content is primarily a result of the launch of the BMW X3 complete vehicle assembly program subsequent to the third quarter of 2003, higher reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, and increased content and/or Production on certain programs. These increases were partially offset by Plant dispositions and customer price concessions.
    The content growth related to our production programs is the result of programs launched during or subsequent to the third quarter of 2003 and increased production on existing programs, partially offset by decreased production on other programs. The program launches include the BMW X3, a program in which we have production content in addition to the assembly contract, and the Volkswagen Golf. Programs with increased production include the BMW 5-Series and the Mercedes C-Class. The programs with decreased production include the Ford Transit.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 2% or $8 million to $369 million for the third quarter of 2004 from $377 million for the third quarter of 2003. The decrease in tooling, engineering and other sales is the result of a decrease in tooling at certain divisions that launched new programs during or subsequent to the third quarter of 2004, offset in part by tooling at certain divisions that will be launching new programs subsequent to the third quarter of 2004 and an increase in reported U.S. dollar tooling and other sales as a result of the strengthening of the euro, Canadian dollar and British pound, each against the U.S dollar.
    Refer also to the sales discussion in "SEGMENTS" below.

    Gross Margin

    Gross margin increased by 12% or $73 million to $658 million for the third quarter of 2004 compared to $585 million for the third quarter of 2003 primarily as a result of the increase in sales discussed above, partially offset by the MID distribution, whereby intercompany rent income earned by MID is no longer consolidated in our operating results.
    Gross margin as a percentage of total sales for the third quarter of 2004 was 13.8% compared to 16.4% for the third quarter of 2003. Gross margin as a percentage of sales was negatively impacted by the launch of the BMW X3 at Magna Steyr, costs for new facilities and other inefficiencies at Decoma, the MID distribution, costs incurred at Cosma for new facilities, the strengthening of the euro and British pound, each against the U.S. dollar, higher steel prices and customer price concessions. Partially offsetting these decreases were the positive impact of the programs that launched during or subsequent to the third quarter of 2003 and improved performance and productivity at a number of divisions.
    The launch of the BMW X3 impacted gross margin as a percent of sales since the costs of this vehicle assembly contract are reflected on a full-cost basis in the selling price of the vehicle (see "Magna Steyr" discussion in "SEGMENTS" below). The MID distribution effectively added additional lease expense compared to the third quarter of 2003. The strengthening of the euro against the U.S. dollar impacts our gross margin percentage since proportionately more of our consolidated gross margin was earned in Europe during the third quarter of 2004 compared to the third quarter of 2003 and certain of our European operations earn margins that are currently lower than our average margin.

    Depreciation and Amortization

    Depreciation and amortization costs increased 15% or $19 million to $150 million for the third quarter of 2004 compared to $131 million for the third quarter of 2003. The increase in depreciation and amortization in the third quarter of 2004 was primarily due to increased assets employed in the business, accelerated depreciation on certain program-specific assets that will be going out of service earlier than originally planned, and an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, partially offset by reduced building depreciation as a result of the MID distribution.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales decreased to 5.9% for the third quarter of 2004 compared to 6.8% for the third quarter of 2003. SG&A expenses decreased as a percentage of sales primarily as a result of the increase in complete vehicle assembly sales, as previously discussed above. SG&A expenses increased 15% or $37 million to $281 million for the third quarter of 2004, compared to $244 million for the third quarter of 2003. The increase in SG&A expenses for the third quarter of 2004 relates primarily to an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, and higher infrastructure costs to support the increase in sales levels, including spending to support launches and new programs.

    Operating Income

    Operating income was a third quarter record of $233 million compared to $216 million for the third quarter of 2003. The 8% growth in operating income is the result of increases in gross margin of $73 million and interest income of $2 million, partially offset by increases in both SG&A spending and depreciation and amortization of $37 million and $19 million, respectively, and a $2 million decrease in equity income.

    Other Loss

    During the third quarter of 2003, we recognized a $6 million non-cash impairment loss at the date of the MID distribution equal to the excess of our carrying value of certain real estate properties of MID over their fair values on the distribution date. The impairment evaluation was completed on an individual asset basis.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) increased to 36.2% for the third quarter of 2004 from 34.7% in the third quarter of 2003. The increase in the effective tax rate is primarily the result of an increase in income tax rates in Ontario, Canada and an increase in losses not benefited, partially offset by a change in the mix of earnings.

    Minority Interest
                                       Net income               Minority
                                  for the three months       interest as at
                                   ended September 30,        September 30,
                                 ---------------------- ---------------------
                                       2004       2003       2004       2003
    -------------------------------------------------------------------------
    Decoma                        $       4  $      16        26%        26%
    Intier                        $      20  $       9        14%        12%
    Tesma                         $      12  $      16        56%        56%
    -------------------------------------------------------------------------

    Minority interest expense decreased by $2 million or 14% to $12 million for the third quarter of 2004 compared to $14 million for the third quarter of 2003. The decrease in minority interest expense is primarily due to lower earnings at Decoma and Tesma, partially offset by higher earnings and a higher minority interest percentage at Intier.

    Net Income From Continuing Operations

    For the third quarter of 2004, net income from continuing operations increased $15 million or 12% to $137 million compared to $122 million for the third quarter of 2003. The increase in net income from continuing operations is a result of the $17 million increase in operating income described above, the $6 million reduction in other loss and the $2 million decrease in minority interest expense, partially offset by a $10 million increase in income taxes.

    Net Income From Discontinued Operations - MEC

    Net income from discontinued operations consists of the results of our former controlling interest in MEC. We recognized a $68 million non-cash impairment loss at the date of the MID distribution equal to the excess of the carrying value of our investment in MEC over the fair value of MID's controlling interest in MEC on the distribution date. Excluding the impairment loss, the net loss from discontinued operations for the third quarter of 2003 was $6 million.

    Earnings per Share
                                         For the three months
                                          ended September 30,
                                       ------------------------
                                            2004          2003        Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share from
     continuing operations
      Basic                              $  1.55       $  1.22        +  27%
      Diluted                            $  1.55       $  1.21        +  28%
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                              $  1.55       $  0.45        + 244%
      Diluted                            $  1.55       $  0.44        + 252%
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares
     outstanding (millions)
      Basic                                 96.8          95.9        +   1%
      Diluted                               97.4          96.5        +   1%
    -------------------------------------------------------------------------

    Diluted earnings per share from continuing operations for the third quarter of 2004 were $1.55, an increase of 28% or $0.34 over the third quarter of 2003 diluted earnings per share from continuing operations. Of the $0.34 increase in diluted earnings per share, $0.18 is attributable to the $18 million foreign exchange gain on the redemption of the preferred securities described above and $0.06 relates to the impairment loss recorded in the third quarter of 2003 related to certain real estate properties of MID. The remaining $0.10 increase in diluted earnings per share from Continuing operations was a result of the $17 million increase in operating income and the $2 million decrease in minority interest, offset in part by the $10 million increase in income taxes and an increase in the weighted average number of diluted shares outstanding during the quarter as a result of the exercise of options and a higher average trading price for our Class A Subordinate Voting Shares which results in more options becoming dilutive.

    RETURN ON FUNDS EMPLOYED
    -------------------------------------------------------------------------

    An important financial ratio that we use across all of our operating units to measure the effectiveness of capital employed is return on funds employed. Return on funds employed from continuing operations ("ROFE") is defined as EBIT divided by the average funds employed for the past period. EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before interest income or expense. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.
    ROFE for the third quarter of 2004, excluding the NVG acquisition, was 18.6%, an increase from 16.0% for the third quarter of 2003. The improvement in ROFE was primarily the result of the $17 million increase in operating income, combined with the positive impact of the MID distribution, since MID generated ROFE below our consolidated average ROFE.

    SEGMENTS
    -------------------------------------------------------------------------

    Refer to note 29 of our 2003 audited consolidated financial statements, which explains the basis of segmentation. The segments below do not include the results of our discontinued operations.

                                    For the three months ended September 30,
                                  -------------------------------------------
                                            2004                 2003
                                  --------------------- ---------------------
                                      Total                 Total
                                      sales     EBIT(i)     sales     EBIT(i)
    -------------------------------------------------------------------------

    Public Operations
      Decoma International Inc.   $     639  $      12  $     574  $      31
      Intier Automotive Inc.          1,278         41      1,069         21
      Tesma International Inc.          322         20        255         22

    Wholly Owned Operations
      Magna Steyr                     1,429         52        659         13
      Other Automotive Operations     1,157         76      1,041         95

    Corporate and Other(ii)             (41)        27        (32)        31
    -------------------------------------------------------------------------
                                  $   4,784  $     228  $   3,566  $     213
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) EBIT represents operating income as presented on our unaudited interim consolidated financial statements before interest income or expense.

    (ii) Included in Corporate and Other are intercompany fees, MID rent income prior to August 29, 2003 only, and intercompany sales eliminations.

    The sales amounts in the following discussion are before intersegment eliminations.

    Decoma International Inc.

    Sales

    Decoma's sales increased by $65 million or 11% to $639 million for the third quarter of 2004 from $574 million for the third quarter of 2003. The increase in sales is primarily the result of an increase in Decoma's North American and European average dollar content per vehicle, combined with a 2% increase in European vehicle production volumes, partially offset by a 1% reduction in North American vehicle production volumes. Partially offsetting the increase in production sales was a decline in tooling and other sales primarily in Europe where tooling and other sales during the third quarter of 2003 included tooling sales related to the Volkswagen Golf program that launched in the fourth quarter of 2003.
    In North America, the increase in Decoma's average dollar content per vehicle was primarily attributable to the strengthening of the Canadian dollar against the U.S. dollar, the launch of new programs during or subsequent to the third quarter of 2003, and increased content and/or production on certain programs, partially offset by the end of production on the Ford Windstar program, customer price concessions, and lower volumes on certain high content light truck programs.
    The programs launched during or subsequent to the third quarter of 2003 include the Chrysler 300/300C and Dodge Magnum program, replacing the DaimlerChrysler LH program which ended production in the third quarter of 2003, the Chevrolet Malibu, the Cadillac SRX, the Chevrolet Equinox, the Ford Freestyle, Five Hundred and Montego, and the Jeep Cherokee programs.
    In Europe, Decoma's content per vehicle growth was attributable to the ramp-up of sales at recent new facilities, the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, new program launches including various Audi and Mercedes programs and takeover business for Rover and Opel, partially offset by a decline in pre-existing Rover sales and end of production on the Land Rover Discovery.
    The ramp-up of sales at recent new facilities include the launch of the Volkswagen Golf fascia and front end module program in the fourth quarter of 2003, the launch of the Mercedes A-Class fascia and front end module program in the third quarter of 2004, the ramp-up of the Volkswagen Transit Van, the launch of the Volkswagen City Car fascia and front end module program, and the launch of various Porsche programs.

    EBIT

    Decoma's EBIT decreased by 61% or $19 million to $12 million for the third quarter of 2004 compared to EBIT of $31 million for the third quarter of 2003. This decrease can be primarily attributed to: lower gross margins earned in North America as a result of operating losses at two facilities, increased spending for upcoming launches and new facilities and increased customer price concessions and raw material costs; lower gross margins in Europe as a result of increased costs associated with the new European paint line (including excess capacity and performance issues and new program launch costs), temporary paint line issues at a certain facility and lower gross margins associated with the increase in assembly and sequencing sales which earn lower margins as a result of the inclusion of purchased components in both the selling price and costs of sales; higher depreciation due to increased capital employed in the business partially offset by a reduction in depreciation in the U.K. as a result of the impairment charge recorded in the fourth quarter of 2003; and higher SG&A costs to support the higher sales levels.
    Decoma is currently reviewing its long-term plans for its Anotech, Prometall and Decotrim facilities. The recoverability of certain fixed assets at these facilities with a net book value of approximately $31 million is subject to measurement uncertainty.

    Intier Automotive Inc.

    Sales

    Intier's sales increased by $209 million or 20% to $1.3 billion for the third quarter of 2004 compared to $1.1 billion for the third quarter of 2003. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe and a 2% increase in European vehicle production volumes offset in part by a 1% decline in North American vehicle production volumes. The increase in production sales was partially offset by a reduction in tooling and other sales as a result of the lower number of new product launches during the third quarter of 2004 compared to the third quarter of 2003.
    In North America, the increase in Intier's average dollar content per vehicle related primarily to new product launches during or subsequent to the third quarter of 2003 and an increase in Intier's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.
    The programs launched during or subsequent to the third quarter of 2003 include the interior integration, overhead system, instrument panel and door panels for the Cadillac STS, the complete seats for the Mercury Mariner, the complete seats, headliner and instrument panel for the Chevrolet Equinox, the second and third row stow in floor seats for the DaimlerChrysler minivans, the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Honda Pilot, the door panels for the Chevrolet Malibu, and the cockpit module And seat tracks for the Chevrolet Colorado and GMC Canyon.
    In Europe, the increase in Intier's average dollar content per vehicle related primarily to increases in Intier's reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, and new products launched during or subsequent to the third quarter of 2003, partially offset by the disposition of two European facilities during 2004.
    The products launched during or subsequent to the third quarter of 2003 include the door panels for the BMW 1-Series, a modular side door latch for a number of Audi programs, the door panels, interior trim, carpet and cargo management systems for the Mercedes A-Class, the instrument panel, console, door panels and other interior trim for the BMW 6-Series, cargo management and other interior trim for the BMW X3, and the complete seats for the Volkswagen Caddy.

    EBIT

    Intier's EBIT increased $20 million or 95% to $41 million for the third quarter of 2004 compared to $21 million for the third quarter of 2003. This increase is primarily the result of additional gross margin earned as a result of increased sales from product launches, lower launch costs associated with new products and facilities as compared to the third quarter of 2003, operating improvements at certain facilities and lower depreciation and SG&A as a result of the closure of certain divisions since the third quarter of 2003. These increases in EBIT were partially offset by increased steel prices, increased SG&A spending and affiliation fees associated with the increase in sales, increased depreciation and amortization expenses resulting from the continued investment in capital, and increased costs associated with the launch of new products at a certain division in Europe.

    Tesma International Inc.

    Sales

    Tesma's sales increased by $67 million or 26% to $322 million for the third quarter of 2004 compared to $255 million for the third quarter of 2003. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe and a 2% increase in European vehicle production volumes partially offset by a 1% decrease in North American vehicle production volumes. Also contributing to the increase in Tesma's sales was an increase in tooling and other sales as a result of the acquisition of Davis in January 2004.
    In North America, Tesma's content per vehicle increased due to the Davis acquisition, the strengthening of the Canadian dollar against the U.S. dollar, new program launches and program volume increases on certain programs, partially offset by lower vehicle production volumes on certain high content General Motors engine programs and customer price concessions.
    The new program launches and program volume increases include: volume increases on the integrated front covers for General Motors' High Feature V6 engine; the launch of crankshaft seals for General Motors' 3.8L engine and oil pans for General Motors' Line 4 engine; increased volumes of tensioner assemblies supplied to Volkswagen and various Ford truck programs; increased shipments of balance shaft assemblies for General Motors' Line 4 and Line 5 engine programs; initial takeover business of die-cast and machined transmission components and assemblies for various General Motors' light vehicles; increased volumes on the oil pump for Ford's 5R110 transmission now also mated with a gasoline engine; new launches and volume increases for filler pipe assemblies for DaimlerChrysler's Durango, Sebring, Stratus and 300 programs, filler pipes for the Saturn VUE, and stainless steel fuel tank assemblies for the DaimlerChrysler JR platform; and higher volumes of the rotating clutch for the Allison LCT transmission.
    In Europe, the increase in content per vehicle was a result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, volume increases on a fuel filler pipe assembly for Ford's high volume C1 (Focus) program launched in the third quarter of 2003, increased sales of service and aftermarket parts, stronger sales of tensioners and brackets to European customers, and initial shipments of water pumps to Fiat. These increases were partially offset by substantially lower volumes for the stainless steel fuel tank assemblies for the Volvo P2X program, and lower volumes for the stainless steel fuel tank assemblies for the Volkswagen Beetle program for which production has been suspended until 2005.

    EBIT

    Tesma's EBIT decreased by $2 million or 9% to $20 million for the third quarter of 2004 compared to $22 million for the third quarter of 2003. The decrease in EBIT was a result of: increased steel prices; operating inefficiencies at one of the newly acquired Davis facilities; continued customer price concessions; increased costs associated with the start of production at a new European facility; higher SG&A spending as a result of the Davis acquisition and in support of higher growth and sales activities; higher depreciation charges as a result of the Davis acquisition, continuing investment in capital assets and accelerated depreciation on assets dedicated to the production of water pumps for a program which is expected to end production sooner than originally expected; and higher affiliation fees. These decreases in EBIT were partially offset by higher gross margins earned as a result of the increase in sales, significant improvements at a European facility and improved capacity utilization and other operating efficiencies at other divisions.

    Magna Steyr

    Sales

    Magna Steyr's sales increased by 117% or $770 million to $1.4 billion for the third quarter of 2004 compared to $659 million for the third quarter of 2003. The increase in sales was due to an increase in complete vehicle assembly sales, including the launch of the BMW X3 program in the fourth quarter of 2003, an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar, and an increase in sales at Magna Drivetrain.
    Magna Steyr's vehicle assembly volumes for the third quarter of 2004 and the third quarter of 2003 were as follows:

                                         For the three months
                                          ended September 30,
                                       ------------------------
    Vehicle Assembly Volumes (Units)       2004          2003         Change
    -------------------------------------------------------------------------

    Full-Costed                          41,109        11,247         + 266%
    Value-Added                          16,426        15,364         +   7%
    -------------------------------------------------------------------------
                                         57,535        26,611         + 116%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    During the third quarter of 2003, Magna Steyr assembled the Saab 9(3) Convertible, the Mercedes E-Class 4X2 and 4MATIC, the Mercedes G-Class, the Chrysler Voyager and the Chrysler Jeep Grand Cherokee. During the third quarter of 2004, Magna Steyr also assembled the BMW X3, but no longer assembled the Mercedes E-Class 4X2.
    The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble Mercedes E-Class and G-Class, Saab 9(3) Convertible and BMW X3 vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble the Chrysler Voyager and Jeep Grand Cherokee are accounted for in this manner.
    Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.
    The increase in complete vehicle assembly sales reflects the launch at Magna Steyr subsequent to the third quarter of 2003 of the BMW X3 program, as well as an increase in production on the Chrysler Voyager, the Saab 9(3) Convertible and the Mercedes E-Class 4MATIC. Partially offsetting these increases was the end of production on the Mercedes E-Class 4X2, and reduced assembly volumes of the Jeep Grand Cherokee and the Mercedes G-Class.
    Sales at Magna Drivetrain increased primarily as a result of the program launches during or subsequent to the third quarter of 2003, including the BMW X3 and X5 programs, and an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

    EBIT

    Magna Steyr's EBIT increased by $39 million to $52 million for the third quarter of 2004 compared to $13 million for the third quarter of 2003. The increase in EBIT is primarily the result of the launch of complete vehicle assembly programs, particularly the BMW X3, an increase in EBIT at a production facility that supplies parts to the assembly operations, improved productivity and efficiencies at Magna Drivetrain in Europe, and an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar. These increases in EBIT were partially offset by planning, engineering and start-up costs associated with the newly awarded transfer case on General Motors' next generation full-size pick-ups and sport utilities program.

    Other Automotive Operations

    Sales

    Our Other Automotive Operations' sales increased by 11% or $116 million to $1.16 billion for the third quarter of 2004 compared to $1.04 billion for the third quarter of 2003. The increase in sales reflects increases in North American and European average content per vehicle and a 2% increase in European vehicle production volumes, partially offset by a 1% decrease in North American vehicle production volumes. Also contributing to the increase in sales was an increase in tooling and other sales primarily related to tooling for the new Ford Explorer program.
    In North America, the increase in content is primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, acquisitions occurring subsequent to the third quarter of 2003, including the acquisition of a stamping facility in Mexico in May 2004, the launch of new programs during or subsequent to the third quarter of 2003, including the Ford Freestar program and the Chrysler 300/300C and Dodge Magnum program, and takeover business for the Dodge Durango. These increases were partially offset by lower volumes on certain programs, including the General Motors GMT800 program, and customer price concessions.
    In Europe, the increase in average content per vehicle is primarily the result of increased production for the Volkswagen Touareg and the Porsche Cayenne, and an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

    EBIT

    Our Other Automotive Operations' EBIT decreased 20% or $19 million to
$76 million for the third quarter of 2004 compared to $95 million for the third quarter of 2003. The decrease in EBIT is primarily the result of customer price concessions, costs incurred to support new facilities, accelerated depreciation on program specific assets that will be going out of service sooner than originally expected, higher affiliation and other fees, higher SG&A spending, and higher depreciation and amortization expenses incurred to support the increase in sales. These decreases were partially offset by operational improvements at Magna Donnelly, increased operating income from facilities that launched subsequent to the third quarter of 2003, and increased gross margin generated on the increase in sales.

    Corporate and Other

    Corporate and Other EBIT decreased 13% or $4 million to $27 million for the third quarter of 2004 compared to $31 million for the third quarter of 2003. The decrease in EBIT is primarily a result of the impact of the MID distribution, whereby intercompany rent income earned by MID is no longer consolidated in our operating results, increased incentive compensation, and lower equity income, partially offset by additional affiliation and other fee income earned as a result of higher sales.

    RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
    -------------------------------------------------------------------------

    Sales
                                         For the three months
                                          ended September 30,
                                       ------------------------
                                            2004          2003        Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                       11.942        11.966            -%
      Europe                              12.489        12.273        +   2%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                      $   603       $   506        +  19%
      Europe                             $   541       $   301        +  80%
    -------------------------------------------------------------------------

    Sales
      North American Production          $ 7,198       $ 6,049        +  19%
      European Production                  3,504         2,747        +  28%
      European Complete Vehicle Assembly   3,254           948        + 243%
      Tooling, Engineering and Other       1,044           978        +   7%
    -------------------------------------------------------------------------
    Total Sales                          $15,000       $10,722        +  40%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total sales reached a record level for the first nine months of 2004, increasing by 40% or $4.3 billion to $15.0 billion compared to $10.7 billion for the first nine months of 2003.
    North American production sales increased by 19% or $1.2 billion to $7.2 billion for the first nine months of 2004 compared to $6.0 billion for the first nine months of 2003. This increase in production sales reflects a 19% increase in our North American average dollar content per vehicle, which relates primarily to the launch of new programs during or subsequent to the first nine months of 2003, the strengthening of the Canadian dollar against the U.S. dollar, and acquisitions completed during or subsequent to the first nine months of 2003. These increases in average dollar content per vehicle were partially offset by lower production on certain programs, including the General Motors GMT800 and Ford Explorer programs, and customer price concessions.
    European production and complete vehicle assembly sales increased by 83% or $3.1 billion to $6.8 billion for the first nine months of 2004 compared to $3.7 billion for the first nine months of 2003. This increase in production and complete vehicle assembly sales reflects an 80% increase in our European average dollar content per vehicle, which primarily relates to the launch of the BMW X3 and Saab 9(3) Convertible assembly programs and the Volkswagen Golf production program during the third and fourth quarters of 2003, the strengthening of the euro and British pound, each against the U.S. dollar, and higher content and/or production on certain programs, including the Mercedes S, E, and C Class programs, combined with a 2% increase in European Vehicle production volumes over the first nine months of 2003. These increases in average dollar content per vehicle were partially offset by customer price concessions.
    Tooling, engineering and other sales increased by 7% or $66 million to $1 billion for the first nine months of 2004 compared to $978 million for the first nine months of 2003, primarily as a result of an increase in reported U.S. dollar tooling and other sales due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S dollar.

    Operating Income

    Operating income increased 16%, or $125 million, to a record $904 million in the first nine months of 2004 compared to $779 million for the first nine months of 2003. The 16% increase in operating income is the result of a higher gross margin generated by higher sales partially offset by the impact of the MID distribution, whereby intercompany rent income earned by MID is no longer consolidated in our operating results, and higher equity income. Partially offsetting the increase in margin and equity income, were increases In selling, general and administrative spending and depreciation and Amortization expenses, and lower interest income.
    For a detailed discussion of the three months ended March 31, 2004 compared to the three months ended March 31, 2003 and of the six months ended June 30, 2004 compared to the six months ended June 30, 2003, refer to the MD&A in Magna's 2004 First Quarter Report and Second Quarter Report, respectively.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004
    -------------------------------------------------------------------------

    Cash Flow from Operations
                                         For the three months
                                          ended September 30,
                                       ------------------------
                                           2004          2003         Change
    -------------------------------------------------------------------------

    Net income from continuing
     operations                          $   137       $   122
    Items not involving current
     cash flows                              180           188
    -------------------------------------------------------------------------
                                         $   317       $   310      $      7
    Changes in non-cash operating
     assets and liabilities                  (72)         (379)
    -------------------------------------------------------------------------
    Cash provided from (used in)
     operating activities                $   245       $   (69)     $    314
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Overall, cash provided from operating activities for the third quarter of 2004 was $245 million as compared to cash used in operating activities of $69 million for the third quarter of 2003, an increase of $314 million.
    Cash flow from operations before changes in non-cash operating assets and liabilities increased by $7 million to $317 million for the third quarter of 2004. Cash flow from operations increased as a result of the $15 million increase in net income from continuing operations as described above partially offset by an $8 million decrease in items not involving current cash flows, including a $19 million increase in depreciation and amortization and a $2 million decrease in equity income, partially offset by a $12 million decrease in other non-cash charges, a $9 million decrease in future taxes, a $6 million decrease in other income and a $2 million decrease in minority interest.
    Cash invested in non-cash operating assets and liabilities for the third quarter of 2004 amounted to $72 million, which was primarily attributable to an increase in non-cash working capital as a result of the growth of our business. Specifically, accounts receivable, inventories and prepaid expenses increased by $111 million, $126 million and $13 million, respectively, while accounts payable and accrued liabilities and income taxes payable increased by $180 million and $5 million, respectively. In the third quarter of 2003, cash invested in working capital amounted to $391 million, which was primarily attributed to a $234 million increase in accounts receivable, principally as a result of cash receipts received immediately after the end of the third quarter of 2003 and to the launch of new programs during the third quarter of 2003 including the Saab 9(3) Convertible assembly program.

    Capital and Investment Spending
                                         For the three months
                                          ended September 30,
                                       ------------------------
                                           2004          2003         Change
    -------------------------------------------------------------------------

    Fixed assets, investments and
     other additions                     $  (210)      $  (236)
    Purchase of subsidiaries                (353)           (8)
    Proceeds from disposals                    3            15
    -------------------------------------------------------------------------
    Cash used in investing activities    $  (560)      $  (229)     $   (331)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    We invested $211 million in fixed assets in the third quarter of 2004. While investments were made for productivity improvements and to refurbish or replace assets consumed in the normal course, most of the investment was for component manufacturing, painting, and assembly equipment and facilities for programs launching in 2004 and future years including the following major programs: the Ford Explorer and Mercury Mountaineer, the Chrysler 300/300C and Dodge Magnum, the Chrysler RS, the Cadillac STS, and the Mercedes Benz M-Class in North America; and the Audi A6, the Mini Convertible, the Mercedes Benz A-Class, the BMW 3 Series, and the Volkswagen Toledo in Europe.
    As described in the "HIGHLIGHTS" section above, we acquired NVG during the third quarter of 2004. The cash portion of the purchase price, net of $3 million of cash acquired, amounted to $348 million. In addition, we also acquired a small manufacturing facility in the United Kingdom for cash of $5 million.

    Financing
                                         For the three months
                                          ended September 30,
                                       ------------------------
                                           2004          2003         Change
    -------------------------------------------------------------------------
    Net issues of debt                   $   262       $   119
    Redemption of Preferred Securities      (300)            -
    Preferred Securities distributions        (6)           (7)
    Repayments of debentures' interest
     obligations                              (2)           (1)
    Issues of Class A Subordinate
     Voting Shares                             -            32
    Issues of shares by subsidiaries           3             1
    Dividends paid to minority interests      (5)           (4)
    Dividends                                (37)          (51)
    -------------------------------------------------------------------------
    Cash used in financing activities    $   (85)      $    89      $   (174)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    As described in the "HIGHLIGHTS" section above, during the third quarter of 2004, in association with the NVG acquisition, we issued five series of senior unsecured zero-coupon notes with an aggregate issue price of Cdn$365 million ($287 million on issue date). Partially offsetting this increase in debt were an additional government debt repayment by Magna Steyr in Europe and a reduction in bank indebtedness at Tesma.
    The increase in debt in the third quarter of 2003 related primarily to net increases in bank indebtedness at Decoma, Intier, Magna Steyr and in our Other Automotive Operations, partially offset by a reduction in bank indebtedness as a result of the MID distribution.
    During the third quarter of 2004, we redeemed all of the outstanding Preferred Securities for cash. Refer to "HIGHLIGHTS" section above for more details.
    During the third quarter of 2003, we issued $32 million in Class A Subordinate Voting Shares on the exercise of stock options. The issue of shares by our subsidiaries in 2004 is comprised primarily of the issue of $3 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing program and on the exercise of stock options.
    Dividends in the third quarter of 2004 were $37 million. During the third quarter of 2003, dividends included $19 million relating to the MID distribution, which represents the amount of cash in MID as at August 29, 2003. Excluding the $19 million relating to the MID distribution, dividends paid during the third quarter of 2003 were $32 million. The increase in dividends paid in the third quarter of 2004 compared to the third quarter of 2003 is due to the 12% increase in the quarterly dividend from $0.34 to $0.38 per share which commenced with the dividend payment in respect of the first quarter of 2004, and as a result of the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on the exercise of stock options subsequent to the third quarter of 2003.

    Financing Resources
                                           As at         As at
                                    September 30,  December 31,
                                            2004          2003        Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness               $      153    $      298
      Long-term debt due within
       one year                               78            35
      Long-term debt                         724           267
      Debentures' interest obligation         37            41
      Minority interest                      666           613
    -------------------------------------------------------------------------
                                           1,658         1,254    $      404
    Shareholders' equity                   5,079         4,918
    -------------------------------------------------------------------------
    Total capitalization              $    6,737    $    6,172    $      565
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization increased by 9% or $565 million during the nine months ended September 30, 2004 to $6.7 billion. The increase in capitalization is a result of a $404 million increase in liabilities and a $161 million increase in shareholders' equity.
    The increase in liabilities is primarily the result of the issuance of senior unsecured zero-coupon notes in connection with the NVG acquisition as described above, and an increase in minority interest. During the third quarter of 2004, Decoma replaced its $300 million 364 day revolving credit facility with a $400 million three year term facility. As a result, approximately $190 million was reclassified from bank indebtedness to long-term debt to reflect the new maturity date of this debt. During the third quarter of 2004, Intier renewed their $365 million unsecured, revolving term credit facility and added a (euro) 100 million tranche. Excluding these two items, long term debt decreased by approximately $55 million as a result of periodic payments on long-term debt, combined with a $57 million government debt repayment by Magna Steyr, partially offset by increases in long-term debt as a result of the acquisitions of Davis and the I&T Group during the nine months ended September 30, 2004.
    The increase in shareholders' equity occurred despite the redemption for cash of the Preferred Securities as described above. Excluding the redemption, the remaining increase in equity is a result of net income earned in the nine months ended September 30, 2004 and an increase in share capital as a result of stock options exercised during the nine months ended September 30, 2004 partially offset by dividends paid to Class A Subordinate Voting and Class B shareholders and a decrease in the currency translation adjustment.
    During the third quarter of 2004, our cash resources decreased by $357 million to $1.6 billion, primarily as a result of the redemption of the Preferred Securities and the NVG acquisition. In addition to our cash resources, we had unused and available operating lines of credit of $87 million and term lines of credit of $909 million. Of such amounts, our wholly owned operations had cash of $1.1 billion and unused and available term credit facilities of $234 million at September 30, 2004, while our publicly traded subsidiaries had cash of $541 million and unused and available operating and term credit facilities of $762 million at September 30, 2004.
    In addition to the above unused and available financing resources, we sponsor a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount is Cdn$100 million. As at September 30, 2004, Cdn$28 million had been advanced To tooling suppliers under this facility. This amount is included in accounts payable on our consolidated balance sheet.

    Maximum Number of Shares Issuable

    As of October 29, 2004, the following of our securities were issued and outstanding:

    Class A Subordinate Voting Shares                             95,846,794
    Class B Shares (i)                                             1,094,733
    Stock options (ii)                                             2,626,376
    -------------------------------------------------------------------------

    (i) Each Class B Share is convertible at the option of the holder, at any time, into one Class A Subordinate Voting Share.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended.

    We had previously initiated a normal course issuer bid on August 22, 2003, which expired on August 11, 2004. During the three months ended September 30, 2003, one of our subsidiaries purchased 75,356 Magna Class A Subordinate Voting Shares for cash consideration of $5 million, which were then awarded on a restricted basis to certain executives. During the three months ended September 30, 2004, one of our subsidiaries purchased 49,620 Magna Class A Subordinate Voting Shares for cash consideration of $4 million, which were then awarded on a restricted basis to certain executives. No other shares were purchased before the normal course issuer bid expired.

    Contractual Obligations and Off Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the three-month and nine-month periods ended September 30, 2004 that are outside the ordinary course of our business except the increase in long-term debt associated with the acquisition of NVG and the renewal of credit facilities by both Decoma and Intier as described above.
    The long-term debt commitments as at September 30, 2004 are as follows:

    Less than 1 year                                                $     78
    1-3 years                                                            364
    4-5 years                                                            208
    After 5 years                                                        152
    -------------------------------------------------------------------------
    Total                                                           $    802
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    For details of our other contractual obligations and off-balance sheet financing, refer to our MD&A included in our 2003 Annual Report.
    Long term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $76 million since we have the legal right of set off of our long term receivable against such borrowings and we are settling the related amounts simultaneously.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    (a) On June 10, 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

        - improper use by Intier of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and

        - breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of Intier's disposition of the Invotronics business division to the plaintiff in September, 2000.

        The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn$150 million and punitive damages in the amount of Cdn$10 million. Despite the early stages of the litigation, Intier believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.

    (b) Magna, along with our wholly owned subsidiary Magna Donnelly Corporation ("Magna Donnelly"), has recently been named with Ford Motor Company and Intier, or Intier's subsidiaries, as defendants in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina and Florida as a result of Magna Donnelly's role as a supplier to Ford of door handles and Intier's role as a supplier of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Class proceedings in Massachusetts and other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages (in an amount to cover the cost of repairing the vehicles), punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the very early stages and have not been certified by any court. We deny these allegations and intend to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court wherever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

    (c) In the ordinary course of business activities, we may be contingently liable for litigation and claims with customers, suppliers and former employees. In addition, we may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an on-going basis, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------

    On October 25, 2004, we announced that we had made separate proposals to the respective boards of directors of our three public subsidiaries, Intier, Decoma and Tesma, in each case, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by us. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent and not conditional on completion of the other transactions. In addition to court approval, each transaction would require the approval of the shareholders of each subsidiary, including by way of the majority of votes cast by holders other than us and our affiliates and other insiders.
    Under the proposals, shareholders of Intier, Decoma and Tesma would receive 0.3847, 0.1453 and 0.4388 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier, Decoma and Tesma, respectively. Based on the volume-weighted average trading price ("VWAP") of our Class A Subordinate Voting Shares over the 20 trading days ending
October 22, 2004, the total purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by us is approximately Cdn$250 million, Cdn$300 million and Cdn$700 million for each of Intier, Decoma and Tesma, respectively, or a combined total of approximately
Cdn$1.3 billion. Based on the VWAP of our Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, the total purchase price would be satisfied by the issuance of approximately 13.9 million of our Class A Subordinate Voting Shares, in the event shareholders of the subsidiaries receive all stock, or approximately 7.1 million of our Class A Subordinate Voting Shares and Cdn$625 million in cash, in the event shareholders of the subsidiaries elect to receive the maximum amount of cash.
    In addition to the purchase price, we would assume responsibility for the existing stock option agreements of Intier, Decoma and Tesma. If existing stock options were exercised, a maximum of 2.4 million of our Class A Subordinate Voting Shares would be issued over the life of the option agreements at a weighted average exercise price of approximately Cdn$61.

    ACCOUNTING CHANGES
    -------------------------------------------------------------------------

    Stock-Based Compensation

    In 2003, the CICA amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). The revised standard requires the use of the fair value method for all stock based compensation paid to employees. As permitted by CICA 3870, and described more fully in note 23 of our audited consolidated financial statements for the year ended December 31, 2003, we adopted these new recommendations prospectively effective January 1, 2003. As a result, our financial statements for the three months ended September 30, 2003 have been restated to include a $2 million increase in contributed surplus and a $2 million decrease in retained earnings. Our financial statements for the nine months ended September 30, 2003 have been restated to include a $2 million increase in selling, general and administrative expense and $2 million increase in contributed surplus. For awards granted prior to January 1, 2003, we continue to use the intrinsic value method.

    Asset Retirement Obligation

    In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This standard requires us to estimate and accrue for the present value of our obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized in other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time we expect to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.
    We adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 were increases in fixed assets, future tax assets and other long-term liabilities of $13 million, $2 million and $23 million, respectively, and decreases in minority interest, retained earnings and currency translation adjustment of $1 million, $6 million and $1 million, respectively. The impact of this accounting policy change on reported net income for the three months and nine months ended September 30, 2004 and 2003 was not material.

    Revenue Recognition

    In 2003, the CICA issued Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverable" ("EIC-142"), which provides guidance on accounting by a vendor for arrangements involving multiple deliverables. It specifically addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling and engineering services are accounted for as a separate revenue element where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of these recommendations did not have an effect on our revenues or net income for the three months and nine months ended September 30, 2004.

    FORWARD LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; pressure from our customers to reduce our prices; pressure from our customers to absorb certain fixed costs; increased product warranty and recall costs and increased product liability risks; the impact of financially distressed automotive components sub suppliers; our dependence on outsourcing by automobile manufacturers; rapid technological and regulatory changes; increased crude oil and energy prices; the availability of and increased prices for raw materials; our dependence on certain customers and vehicle programs; fluctuations in relative currency values; unionization activity at our facilities; the threat of work stoppages and other labour disputes; the highly competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward looking statements to reflect subsequent information, events, results or circumstances or otherwise.